VIA EDGAR

Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street, Northeast

Washington, D.C. 20549

November 4, 2009

RE: CoBiz Financial Inc. Form 10-Q for Fiscal Quarter Ended June 30, 2009, File No. 001-15955

Dear Mr. Windsor:

This letter is in response to the comment raised in your letter dated October 21, 2009 with respect to our Form 10-Q filed on August 10, 2009 (“Form 10-Q”).  We have carefully assessed your comments, and are agreeable to augmenting our disclosures to enhance the overall quality of the disclosures in our future filings.  We therefore respectfully submit that the augmented disclosures noted below will be included on a prospective basis in our future quarterly or annual filings, as applicable.

For your convenience, we have set out below your comment contained in your October 21, 2009 letter, followed in each case by our responses shown in bolded text.

Comment:  Form 10-Q for Fiscal Quarter Ended June 30, 2009

Financial Statements

12. Fair Value Measurements, page 21

1.               Please refer to your response to comment 4 of our August 12, 2009 letter.  It remains unclear to us how you determined that your trust preferred securities meet the criteria of paragraph 24 of SFAS 157, which requires quoted prices (unadjusted) in active markets for identical assets in order for an asset to be classified as Level 1.  You state in your response that you consider the number of recent transactions, the bid-ask spreads and the availability of information on the issuing companies, which implies that you are not using an unadjusted, quoted market price at the measurement date.  Please tell us and revise future filings to specifically disclose how you determined the market value of these securities at the measurement date.

Response:   We use prices quoted from Bloomberg at the measurement date for our trust preferred securities.  These prices represent unadjusted quotes for identical securities.  Our consideration of the number of recent transactions, the bid-ask spreads and the availability of information on the issuing companies is our process of determining that the price quotes received from Bloomberg represent quotes in an active market.

We have revised our existing disclosure and respectfully submit that the following disclosure (marked to show changes from Form 10-Q) will be included in future filings, beginning with our September 30, 2009 Form 10-Q:

The Company also holds trust preferred securities that are recorded at fair value based on unadjusted quoted market prices for identical securities in an active market. As a result, the Company has determined that the valuation of its trust preferred securities falls within Level 1 of the fair value hierarchy.

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CoBiz Financial Inc. acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 312-3458 if you have any questions.

Sincerely,

/s/ Lyne Andrich

Lyne Andrich

Executive Vice President & Chief Financial Officer

CoBiz Financial Inc.

cc: Jeffrey Kesselman, Sherman & Howard

cc: Richard Lippoli, Deloitte & Touche LLP